Exhibit (h)(4)(b)

SCHEDULE A EATON VANCE SPECIAL INVESTMENT TRUST ADMINISTRATIVE SERVICES AGREEMENT

Name of Fund	Effective Date	Fee*

Eaton Vance Small-Cap Growth Fund	April 16, 2000	0.15%
Eaton Vance Small-Cap Value Fund	March 18, 2002	0.15%
Eaton Vance Large-Cap Core Fund	June 18, 2002	0.15%
Eaton Vance Investment Grade Income Fund	February 13, 2006	N/A
Eaton Vance Real Estate Fund	February 13, 2006	0.15%
Eaton Vance Capital & Income Strategies Fund	November 13, 2006	0.15%
Eaton Vance Equity Asset Allocation Fund	November 13, 2006	0.15%

* Fee is a percentage of average daily net assets per annum, computed and paid monthly.